UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2013

Commission File Number: 001-15102

Embraer S.A.

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

This report on Form 6-K shall be deemed to be filed and incorporated by reference in the registration statement on Form F-3 (File No. 333-182039) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Embraer Executive Jets Announces Purchase Agreement with Arab Wings for Lineage 1000

United Arab Emirates, Dubai, 19 November, 2013 – Embraer Executive Jets announced today, at the 13th edition of the Dubai Airshow, the signature of a purchase agreement for an ultra-large Lineage 1000 to Arab Wings. The aircraft will be managed on behalf of an undisclosed customer and be available for third party charter. The aircraft will join a super midsize Legacy 600 and large Legacy 650 already on Arab Wings’ AOC, operating out of its Jordan base. Delivery of the aircraft is scheduled for the first semester of 2014.

“We are honored by the confidence Arab Wings has shown in Embraer by selecting the Lineage 1000 to expand its business aircraft fleet in the ultra-large category,” said Colin Steven, Vice President EMEA, Embraer Executive Jets. “The Middle-East is the largest market for the Lineage 1000, which perfectly matches passengers’ expectations in the region, offering unparalleled comfort in the cabin with its five distinct zones providing space to both work and relax. The aircraft’s huge baggage compartment, accessible in flight, is also appreciated for long-distance flying.”

“We currently operate the Legacy 600 and Legacy 650 and are excited to introduce the Lineage 1000 which will become our first ultra large aircraft,” said Ahmed Abu Ghazaleh, CEO of Arab Wings. “The Embraer business jets offer incredible reliability, superb operating costs and we are delighted to be adding the Lineage 1000 to our fleet, especially in a successful and busy charter operation market.”

The Lineage 1000 is the flagship of Embraer Executive Jets’ seven-aircraft portfolio. As the only business jet in its category providing up to 19 passengers with five distinct and spacious cabin zones, the Lineage 1000 is the ultimate in comfort and state-of-the-art technology to facilitate work or rest in flight. Onboard amenities include a queen-size bed, en-suite shower and complete audio and entertainment systems. A pressurized walk-in aft baggage area, which is the largest in its category, is conveniently accessible throughout the flight. It is equipped with an advanced avionics suite, auto-throttle and a fly-by-wire flight control system, which provide pilots a highly intuitive and professional cockpit for safe and smooth trips.

The Lineage 1000’s range of 4,400 nautical miles (8,149 kilometers) affords such nonstop flights from Dubai to London, Tokyo or Cape Town, with eight passengers and NBAA IFR fuel reserves.

For more information about Embraer Executive Jets, see: www.EmbraerExecutiveJets.com

Follow us on Twitter: @EmbraerSA

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific

Rosana Dias rosana.dias@embraer.com.br Cell: +55 12 9724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Robert Stangarone rstangarone@embraer.com Cell: +1 954 260 9939 Tel.: +1 954 359 3101 Fax: +1 954 359 4755	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 138 1191 8053 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Nilma Missir-Boissac Nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955 Fax: +65 6734 3908

About Arab Wings

Founded in 1975 in Jordan, Arab Wings is owned by the International Wings Group (www.iwgaviation.com), the Jordan-based group which also owns the Royal Jordanian Air Academy, Queen Noor Civil Aviation Technical College, and Gulf Wings (in the United Arab Emirates). The company operates and manages a fleet of small, midsize, super midsize, and large-cabin executive jets. Arab Wings’ private air transportation portfolio includes charter services, aircraft management, and turnkey solutions.

Note to Editors

Embraer S.A. (NYSE: ERJ; BM&FBOVESPA: EMBR3) is the world’s largest manufacturer of commercial jets up to 120 seats, and one of Brazil’s leading exporters. Embraer’s headquarters are located in São José dos Campos, São Paulo, and it has offices, industrial operations and customer service facilities in Brazil, China, France, Portugal, Singapore, and the U.S. Founded in 1969, the Company designs, develops, manufactures and sells aircraft and systems for the commercial aviation, executive aviation, and defense and security segments. It also provides after sales support and services to customers worldwide. For more information, please visit www.embraer.com.br.

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. Those projections and estimates are based largely on current expectations, forecasts on future events and financial tendencies that affect Embraer’s businesses. Those estimates are subject to risks, uncertainties and suppositions that include, among others: general economic, political and trade conditions in Brazil and in those markets where Embraer does business; expectations of industry trends; the Company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are intended to identify potentialities. Embraer does not undertake to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. Actual results may therefore differ substantially from those previously published as Embraer expectations.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific

Rosana Dias rosana.dias@embraer.com.br Cell: +55 12 9724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Robert Stangarone rstangarone@embraer.com Cell: +1 954 260 9939 Tel.: +1 954 359 3101 Fax: +1 954 359 4755	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 138 1191 8053 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Nilma Missir-Boissac Nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955 Fax: +65 6734 3908

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 19, 2013

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer